APOLLO GOLD CORPORATION
5655 South Yosemite Street, Suite 200
Greenwood Village, Colorado

March 25, 2009

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Request for Withdrawal of Registration Statement on Form S-3
 (SEC File No. 333-153606) filed September 22, 2008 and amended November 12, 2008

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Apollo Gold Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-3 (SEC File No. 333-153606) filed by the Company on September 22, 2008 (together with all exhibits and amendments thereto, the “Registration Statement”) effective as of the date hereof.

The Registration Statement was originally filed in order to effect the registration of 3,600,000 of the Company’s common shares (the “Shares”) held by the selling shareholder named therein (the “Selling Shareholder”), which Shares the Selling Shareholder acquired in a public offering but was restricted from subsequently reselling in the open market because, at the time of filing of the Registration Statement, the Selling Shareholder owned more than 10% of the Company’s issued and outstanding common shares and, accordingly, may have been deemed an “affiliate” for purposes of the Act.  The Company requests the withdrawal of the Registration Statement because the Shares are no longer “restricted securities” (as defined in Rule 144 under the Act) and therefore registration of the resale thereof is not required.

The Company hereby confirms that: (i) the Registration Statement has not been declared effective by the Commission, (ii) no securities have been or will be sold pursuant to the Registration Statement or the prospectus contained therein and (iii) no preliminary prospectus contained in the Registration Statement has been or will be distributed.

It is the Company’s understanding that, in accordance with Rule 477(c) of the Act, this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application for withdrawal is not granted.

The Company further requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account and used to offset the filing fee for any future registration statements.

If you have any questions regarding the foregoing, please contact the undersigned at (720) 886-9656.

Sincerely,

/s/ Melvyn Williams

Melvyn Williams
Chief Financial Officer and
Senior Vice President -
Finance and Corporate Development